FOR IMMEDIATE RELEASE
---------------------

Contact:  Ellis L. McKinley, Jr.
          Chief Financial Officer
          (817) 332-2758



                  KEVCO, INC. PRICES OF PRIVATE PLACEMENT OF
                $105 MILLION SENIOR SUBORDINATED NOTES DUE 2007

FORT WORTH, Tx. (Nov. 21, 1997) - Kevco, Inc. (Nasdaq/NM:KVCO) today announced that it has obtained financing commitments necessary for its acquisition of Shelter Components Corporation (AMEX:SST) by agreeing to privately place $105 million aggregate principal amount of senior subordinated Notes due December 1, 2007. The Notes have a coupon of 10 3/8% and were priced at par. Subject to certain exceptions, the Notes are generally not callable until December 1, 2002. The private placement of the Notes is expected to close December 1, 1997.

        Kevco intends to use the net proceeds from the offering to finance a portion of the consideration involved in the previously announced agreement to acquire Shelter Components Corporation. Kevco intends to finance the remainder of the consideration involved in such acquisition through borrowings under a Senior Credit Facility for which Kevco has previously received a commitment letter from NationsBank of Texas, N.A.

        The Notes were offered within the United States only to "qualified institutional buyers" (as defined in Rule 144A under the Securities Act of 1933) and outside of the United States to certain persons reliance upon Regulation S under the Securities Act of 1933.

        The Notes have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The issuance of the Notes has been structured to allow secondary market trading under Rule 144A of the Securities Act of 1933. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Notes.

        Kevco also announced that it received early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with respect to its acquisition of Shelter Components Corporation.

        Kevco, headquartered in Fort Worth, Texas, is a leading wholesale distributor and manufacturer of building products to the manufactured housing and recreational vehicle industries.


                                     -END-